UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 144	SEC USE ONLY
NOTICE OF PROPOSED SALE OF SECURITIES	DOCUMENT SEQUENCE NO.
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933	CUSIP NUMBER

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.	WORK LOCATION

1(a) NAME OF ISSUER (Please type or print) .Journal Register Company		(b) IRS IDENT. NO. 22-3498615	(c) S.E.C. FILE NO. 1-12955
1(d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE 790 Township Line Road, Suite 300, Yardley PA 19067			(e) TELEPHONE NO.
			AREA CODE 215	NUMBER 504-4200
2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Robert M. Jelenic	(b) IRS IDENT. NO.	*(b) RELATIONSHIP TO ISSUER Chairman & CEO	*(c) ADDRESS STREET CITY STATE ZIP CODE 790 Township Line Road, Suite 300 Yardley PA 19067

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a) Title of The Class of Securities to be Sold	(b) Name and Address of Each Broker Through Whom the Securities Are To Be Offered Or Each Market Maker Who Is Acquiring The Securities	SEC USE ONLY	(c) Number of Shares or Other Units To Be Sold (See Instr. 3(c))	(d) Aggregate Market Value (See Instr. 3(d ))	(e) Number of Shares Or Other Units Outstanding (See Instr. 3( e))	(f) Approximate Date of Sale (See Instr. 3(f )) (MO.DAY YR.)	(g) Name of Each Securities Exchange (See Instr. 3(g ))
		Broker-Dealer File Number
Common Stock	Charles Schwab & Co., Inc. 1030 Stony Hill Road, Unit #1 Yardley, PA 19067		6,000	$2.44	39,148,486	10/22/07	NYSE

INSTRUCTIONS	3. (a) Title of the class of securities to be sold.
1. (a) Name of Issuer.	(b) Name and address of each broker through whom the securities are intended to be sold.
(b) Issuer’s IRS Identification Number.	(c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount).
(c) Issuer’s S.E.C. file number, if any.	(d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the
(d) Issuer’s address, including zip code.	filing of this notice.
(e) Issuer’s telephone number, including area code.	(e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer.
2. (a) Name of person for whose account the securities are to be sold.	(f) Approximate date on which the securities are to be sold.
(b) Such person’s relationship to the issuer, (e.g., officer, director, 10 percent stockholder, or	(g) Name of each securities exchange, if any, on which the securities are intended to be sold.
member of immediate family of any of the foregoing).
(c) Such person's address, including zip code.

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           *Effective August 10, 2007, Form 144 is amended by removing Item 2(b) and redesignating Items 2(c) and 2(d) as Items 2 (b) and 2(c), and removing Instruction 2(b) and redesignating Instructions 2(c) and 2(d) as Instructions 2(b) and 2(c) as part of the SEC’s deletion of references to IRS identification numbers because the SEC does not need that information to process the documents, nor is the information material to investors.
See SEC Release Nos. 33-8830; 34-56205; IC-27923; August 6, 2007.

TABLE I –SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold
And with respect to the payment of all or any part of the purchase price or other considerations therfore:

Title of The Class	Date You Acquired	Name of Acquisition Transaction	Name of Person From Whom Acquired (If Gift, Also give Date Donor Acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock, $0.01 par value	05/08/1997	Compensation	Issuer	203,051

INSTRUCTIONS:     If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II – SECURITIES SOLD DURING THE PAST THREE MONTHS

Furnish the following information as to all securities of the issuer sold during the past three months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount Of Securities Sold	Gross Proceeds
None

REMARKS:

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities for which this notice related are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

                                                October 22, 2007                                                                                                                                                                            /s/ Robert M. Jelenic
                                             (DATE OF NOTICE)                                                                                                                                                                   (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

Any copies not manually signed shall bear typed or printed signatures.

   ATTENTION: - Intentional misstatements or omission of facts constitute Federal Criminal Violations. (see 18 U.S.C. 100.)